Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

1 February 2005

SEC No. 82-34679

Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street NW
Washington DC 20549
USA



05005636

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

January 10th, 10th, 18th, 18th, 28th, 28th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Helen Grantham
Company Secretary & General Counsel

Encs.

Stock Exchange Announcement

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William Hill PLC - Trading Statement

RNS Number:1674H
William Hill PLC
10 January 2005

10 January 2005

WILLIAM HILL PLC

CLOSE PERIOD TRADING STATEMENT

William Hill (the 'Group') expects to announce profits before interest and taxation in the region of £232m for the 52 weeks ended 28 December 2004 (52 weeks ended 30 December 2003: £201.7m).

The Group expects basic earnings per share for the 52 weeks ended 28 December 2004 to be in the region of 36 pence which represents a 20% increase over the comparative period.

Performance in the first half of 2004 benefited from favourable results for UK horseracing and football including the Euro 2004 football championship.

In contrast, performance in the second half of 2004 has been adversely affected by less favourable horseracing results and significantly poorer results in respect of domestic and international football since the start of the current season. This trend, which is consistent with normal variations in sporting results, continued to prevail in the closing weeks of the year.

The growth of random number generated events as a proportion of overall betting opportunities has increased the Group's revenue resilience in periods of less good sporting results. Roughly a third of the Group's gross win is now derived from 5,500 fixed odds betting terminals in the retail estate, online casino, poker and arcade sites, and virtual and traditional numbers products.

The Group is in good shape operationally with costs firmly under control, major investment programmes in electronic point of sale and replacement text systems on track, and a number of business development initiatives planned for 2005.

Preliminary results for the 52 weeks ended 28 December 2004 will be released on 2 March 2005.

Enquiries:

David Harding, Chief Executive 020 8918 3910

Tom Singer, Group Finance Director 020 8918 3910

END
TSTSFESMSSISELF

Stock Exchange Announcement

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William Hill PLC - Holding(s) in Company

RNS Number:1855H
William Hill PLC
10 January 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
12,700	FIA(K)L	STATE STREET HONG KONG Total
933,400	FII	BANK OF NEW YORK EUROPE LDN Total
936,968	FII	JP MORGAN, BOURNEMOUTH Total
119,300	FIJ	MASTER TRUST BANK OF JAPAN Total
35,600	FIL	BANK OF NEW YORK BRUSSELS Total
2,600	FIL	BNP PARIBAS, PARIS (C) Total
302,952	FIL	BROWN BROS HARRIMN LTD LUX Total
274,460	FIL	JP MORGAN, BOURNEMOUTH Total

328,000	FIL	NATIONAL ASTL BK MELBOURNE Total
139,400	FIL	NORTHERN TRUST LONDON Total
79,572	FIL	STATE STR BK AND TR CO LNDN (S Total)
22,829,424	FISL	JP MORGAN, BOURNEMOUTH Total
9,492,548	FMRCO	BROWN BROTHERS HARRIMAN AND CO Total
6,897,990	FMRCO	JP MORGAN CHASE BANK Total
333,186	FMRCO	MELLON BANK N.A. Total
107,700	FMRCO	NORTHERN TRUST LONDON Total
682,100	FMRCO	STATE STREET BANK AND TR CO Total
117,200	FMTC	BANK OF NEW YORK Total
486,500	FMTC	BROWN BROTHERS HARRIMAN AND CO Total
161,000	FMTC	JP MORGAN CHASE BANK Total
4,100	FMTC	MORGAN STANLEY AND CO INC Total
234,100	FMTC	NORTHERN TRUST CO Total
593,427	FMTC	STATE STREET BANK AND TR CO Total
2,848,598	FPM	BANK OF NEW YORK BRUSSELS Total
101,700	FPM	BANK OF NEW YORK EUROPE LDN Total
181,200	FPM	BANKERS TRUST LONDON Total
10,600	FPM	CHASE MANHATTAN LONDON Total
80,200	FPM	CHASE MANHTTN BK AG FRNKFRT (S Total)
330,700	FPM	CITIBANK LONDON Total
104,700	FPM	CLYDESDALE BANK PLC Total
9,200	FPM	DEXIA PRIVATBANK Total
478,900	FPM	JP MORGAN, BOURNEMOUTH Total
722,900	FPM	MELLON BANK Total
90,600	FPM	MIDLAND SECURITIES SERVICES Total
25,300	FPM	NORDEA BANK AB Total
3,607,251	FPM	NORTHERN TRUST LONDON Total
1,695,167	FPM	STATE STR BK AND TR CO LNDON (S Total)
55,391,244		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

Not stated

6. Percentage of issued class

Not stated

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not Stated

11. Date company informed

7th January 2005

12. Total holding following this notification

55,391,244

13. Total percentage holding of issued class following this notification

13.87%

14. Any additional information

None

15. Name of contact and telephone number for queries

Helen Grantham, 020 8918 3769

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

10th January 2005

....

The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END
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Stock Exchange Announcement

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William Hill PLC - Holding(s) in Company

RNS Number:5023H
William Hill PLC
18 January 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

HSBC Bank plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

12 January 2005

11. Date company informed

18 January 2005

12. Total holding following this notification

13,236,897

13. Total percentage holding of issued class following this notification

3.36%

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Andrea Macqueen - Deputy Secretary

Date of notification

18 January 2005

END
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Stock Exchange Announcement

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William Hill PLC - Holding(s) in Company

RNS Number:5025H
William Hill PLC
18 January 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

HSBC Bank plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

13 January 2005

11. Date company informed

18 January 2005

12. Total holding following this notification

No longer has notifiable interest

13. Total percentage holding of issued class following this notification

N/A

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Andrea Macqueen - Deputy Secretary

Date of notification

18 January 2005

END
HOLMGGMMDRMGKZM

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Holding(s) in Company

RNS Number:9300H
William Hill PLC
28 January 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland:
(63,055); A/c 1472368 (172,618); A/c 2173520 (260,018); A/c 4239730 (77,198); A/c 4239749 (172,165); A/c 4240060 (54,184)

Bank of New York:
A/c 214074 (54,538); A/c 214075 (1,341,157); A/c 221428 (180,733); A/c 367748 (1,040,873); A/c 392067 (1,200,601); A/c 392177 (115,865); A/c 768198 (83,543)

Barclays Capital Nominees Limited:
(22,598)

Barclays Nominees Monument R97:
(888)

Barclayshare Nominees Ltd:
(18,623)

BNP Paribas:
(194,150)

BNY (OCS) Nominees Ltd:
A/c 221476 (108,108)

BT Globenet Nominees Ltd:
A/c 501577191 (68,277)

Chase Nominees Ltd:
A/c 16376 (224,054); A/c 16669 (57,781); A/c 18243 (53,878); A/c 19518 (93,967);
A/c 19519 (599,073);
A/c 19520 (936,195); A/c 20947 (13,059,226); A/c 21359 (368,301); A/c 25772 (180,519); A/c 27792 (12,695);
A/c 27793 (35,192); A/c 27795 (43,230); A/c 27797 (61,168); A/c 27798 (16,510);
A/c 27799 (114,906); A/c 27800 (190,218)
A/c 27802 (9,058); A/c 27804 (10,873); A/c 28270 (146,354); A/c 28270 (251,069);
A/c 35506 (3,519); A/c 35950 (152,180)

CIBC Mellon Global Securities:
(72,733)

Citibank:
A/c 6003111113 (39,587); A/c 6010064440 (30,342); A/c 6010613363 (512,951); A/c 6010640794 (100,296); A/c 6010782807 (108,991);

Deutsche Bank London:
A/c 8002041 (9,294); A/c 8003168 (858,698)

EXPORT
A/c Export (14,642)

HSBC:
A/c 813168 (286,909); A/c 814537 (35,107); A/c 845315 (9,585);

HSBC Nominees:
A/c 824628 (101,988)

Investors Bank and Trust Co:
(11,422); (98,532); (4,967); (861,080); (96,707); (4,631); (2,099,867);
(563,820); (565,019); (1,267,546); (538,171); (36,747); (38,935); (3,869,322)

JP Morgan (BGI Custody):
A/c 16256 (96,446); A/c 16267 (9,462); A/c 16268 (53,230); A/c 16331 (143,128);
A/c 16341 (429,755); A/c 16341 (232,108);
A/c 16344 (148,798); A/c 16345 (250,629); A/c 16400 (4,355,338); A/c 16612
(103,442); A/c 16621 (65,193); A/c 16644 (187,446);
A/c 16901 (43,354); A/c 18409 (205,264); A/c 19198 (5,408); A/c 19514 (45,938);
A/c 20946 (17,521); A/c 27795 (103,640); A/c 27799 (266,747);
A/c 27803 (21,996); A/c 28166 (1,238,868); A/c 29514 (314,874);

JPM Frankfurt:
A/c 27717 (301,969);

JPMorgan Chase Bank:
(201,163); (4,427); (25,362); (248,143); (194,639); (291,529); (188,825);
(66,067); (368,244); (18,772); (11,462); (42,779); (96,446);
(49,854); (212,809); (52,200); (44,230); (4,428); (2,782); (12,166);

KAS Associates
A/c 3507261 (114,818)

Master Trust Bank:
(59,844);

Mellon:
A/c DIRF0100002 (34,196)

Mellon Bank:
ABGFZ872482 (1,277,040); TGGF0003002 (42,076);

Mellon Trust - Boston & SF:
(202,273); (60,546);

Mellon Trust of New England:
(251,263);

Midland Bank (HSBC Bank PLC):

A/c 772823 (703,022)

Mitsubishi Trust International:
(46,405); (2,549);

Nordea Bank
A/c 213922 (69,054)

Northern Trust:
A/c BCP04 (27,958); A/c BOT12 (2,200): A/c CVS21 (315,453); A/c SC006 (128,613);
A/c TNF01 (124,028); A/c TRG01 (102,352);
A/c USF06 (84,971); A/c USF12 (596,032);

Northern Trust Bank - BGI SEPA:
(235,885); (327,684); (66,555);

R C Greig Nominees Limited:
A/c BL1 (9,390); A/c CM1 (2,985); GP1 (25,216); A/c SA1 (8,480);

State Street:
(14,642); (7,360); A/c 2RJ2 (54,361); A/c HKNA (8,655); A/c JD12 (199,189); A/c N3B3 (12,716); A/c N3B6 (108,670);
A/c N3YL (12,857); A/c N3YZ (17,701); A/c NE5W (14,287); A/c X346 (24,613);

State Street Boston:
(350,277); (34,823);

Sumitomo TB:
(24,034);

UBS:
A/c 370607.S1 (10,491);

Wells Fargo Seattle - Wire Ban:
(6,890);

Zeban Nominees Limited:
(21,356)

5. Number of shares / amount of stock acquired

NOT ADVISED

6. Percentage of issued class

NOT ADVISED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

25 January 2005

11. Date company informed

28 January 2005

12. Total holding following this notification

50,735,738

13. Total percentage holding of issued class following this notification

12.87%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

ANDREA MACQUEEN
DEPUTY SECRETARY
TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY

Date of notification

28 January 2005

END
HOLGGGZMZRZGKZM

Stock Exchange Announcement

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William Hill PLC - Holding(s) in Company

RNS Number:9308H
William Hill PLC
28 January 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Deutsche Bank AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

Not advised

6. Percentage of issued class

Not advised

7. Number of shares / amount of stock disposed

Not advised

8. Percentage of issued class

Not advised

9. Class of security

10p Ordinary Shares

10. Date of transaction

Not advised

11. Date company informed

27 January 2005

12. Total holding following this notification

12,453,919

13. Total percentage holding of issued class following this notification

3.10%

14. Any additional information

None

15. Name of contact and telephone number for queries

Helen Grantham 020 8918 3600

16. Name and signature of authorised company official responsible for making this notification

Claire Travis

Date of notification

28 January 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END
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